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SEC 08030210 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harmon & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7th Avenue, 37th FL
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Harmon 212-994-8905
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tanton and Company, LLP
(Name - if individual, state last, first, middle name)

37 West 57th St, 5th Fl. New York, NY 10019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RS 3/19

OATH OR AFFIRMATION

I, James Harmon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harmon & Co., LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANEA COLONNA
Notary Public, State of New York
No. 01CO6014729
Qualified in Nassau County
Commission Expires October 19, 20 10

Melanea Colonna
Notary Public

Signature

Chairman & Ceo
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of ~~XXXXXXXXX~~ Income
- ☑ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXX~~ Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARMON & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TANTON AND COMPANY, LLP

HARMON & CO., LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2007

TANTON AND COMPANY, LLP

HARMON & CO., LLC

TABLE OF CONTENTS

TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Sole Member of Harmon & Co., LLC

We have audited the accompanying statement of financial condition of Harmon & Co., LLC (a single member LLC) as of December 31, 2007, and the related statements of income, comprehensive income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harmon & Co., LLC. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tanton and Company LLP

New York, New York
February 26, 2008

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

HARMON & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,857,039
Accounts receivable		91,207
Loans receivable		1,405,000
Deposits		4,179
TOTAL CURRENT ASSETS		3,357,425
PROPERTY AND EQUIPMENT, NET		1,050,366
OTHER ASSETS		
Restricted cash		251,714
Investments		1,987,188
Capitalized costs of broker dealer license, net of $17,912 of amortization		49,259
TOTAL OTHER ASSETS		2,288,161
TOTAL ASSETS	$	6,695,952

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	27,452
Income tax payable		31,316
Deferred Income tax payable		56,038
Due to member		3,450
TOTAL LIABILITIES		118,256
MEMBER'S EQUITY		
Member's capital		2,866,286
Retained earnings		2,366,492
Accumulated other comprehensive income		1,344,918
TOTAL MEMBER'S EQUITY		6,577,696
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,695,952

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

REVENUES	
Advisory fee revenue	$ 2,067,377
Reimbursed expenses	115,579
Total Revenues	2,182,956
EXPENSES	
Employee leasing expenses	556,736
Rent expense	238,663
Travel expenses	401,780
Professional fees and outside consultants	141,851
Depreciation and amortization	33,651
Office expenses	22,741
Utilities	13,801
Office repairs and maintenance	11,777
Insurance	10,331
Taxes & licenses	1,223
Office supplies	8,269
Web site design and maintenance	1,046
Postage	2,673
Miscellaneous expenses	5,583
	1,450,125
OPERATING INCOME	732,831
OTHER INCOME	
Interest income	40,968
Finra reimbursement	35,000
Realized gain on sale of investment in Imara	5,856
Dividend income	54,496
	136,320
INCOME BEFORE PROVISION FOR INCOME TAXES	869,151
PROVISION FOR INCOME TAXES	34,766
NET INCOME	$ 834,385

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2007

NET INCOME	$	834,385
Unrealized gains on investments arising during the year. net of income taxes of $56,038.		1,344,918
COMPREHENSIVE INCOME	$	2,179,303

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Member Capital	Retained Earnings	Comprehesive Income	Total
Balance at January 1, 2007	$ 2,866,286	$ 1,532,107	$ -	$ 4,398,393
Net income		834,385		834,385
Other comprehensive income			1,344,918	1,344,918
Balance at December 31, 2007	$ 2,866,286	$ 2,366,492	$ 1,344,918	$ 6,577,696

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 834,385
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	33,651
Changes in operating assets and liabilities	
Prepaid expenses	(4,179)
Accounts receivable	326,843
Due from Caravel Partners	443,961
Restricted cash	(6,714)
Accounts payable and accrued expenses	(11,950)
Income taxes payable	31,316
Due to member	3,450
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,650,763
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investment in Imara	203,294
Purchase of property and equipment	(968,751)
Purchase of investment in Wits Gold	(452,899)
NET CASH USED IN INVESTING ACTIVITIES	(1,218,356)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loan receivable from Harmon Investments	600,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	600,000
NET INCREASE IN CASH:	1,032,407
CASH AND CASH EQUIVALENTS, Beginning	824,632
CASH AND CASH EQUIVALENTS, Ending	$ 1,857,039

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization

Harmon & Co., LLC (a single member LLC, the "Company") was organized under the laws of New York in June of 2001. The Company was formerly known as J.A. Harmon Associates, LLC but changed the name to Harmon & Co., LLC in January of 2002. The Company mainly performs advisory services for various entities. Commencing in year 2005, the Company became a registered broker-dealer. To date the company has not performed any broker dealer transactions. The company primarily acts as a corporate and investment advisor. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investors Protection Corporation ("SIPC").

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid instruments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Capitalized costs of broker dealer license

During fiscal year 2004 the Company incurred $67,170 in legal fees to obtain a broker dealer license. These fees were capitalized and amortized over a 15 year life. To date the Company has amortized $17,912.

Investments

Marketable securities, which consist of two investments in stock, are stated at fair market value as determined by quoted market prices. The Company has classified its marketable securities as available-for-sale; accordingly, any unrealized gain or loss on the investments, net of deferred taxes thereon, is presented as a separate component of member's equity and is reflected as other comprehensive income. The cost of securities is determined by specific identification method

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists of unrealized gains on marketable equity securities.

Advisory Fee Revenue

Advisory fee revenue is recognized when services required under the contract have been performed or earned.

NOTE 1 - Organization and Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Leasehold Improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful lives of the assets.

Employee leasing expense

As of January 1, 2004, the Company entered into an Agreement with Ambrose Employer Group to pay all of the company's employees through an employee leasing arrangement. All salaries are paid for by Ambrose and reimbursed by the Company. During the years ended December 31, 2007 gross payments to Ambrose were $1,169,703. Employee leasing expenses are presented net of cost reimbursements received from related parties of $634,144 from Caravel Management for the year ended December 31, 2007, and $14,644 from a company that one of the partners is related to the sole member of Harmon & Co., LLC (see Note 4).

Rent Expense

The Company has entered into several sub-tenant agreements. Rent is presented net of sub-tenant rental income.

Income Taxes

The Company was formed as a single member LLC which has no federal or state tax consequences for the company. All federal and state taxes liabilities flow through to the member. The company pays New York City Unincorporated Business Tax at the rate of 4% of income.

Use of Estimates

The preparation of financial statements in conformity with principles generally accepted in the United States of America requires management to make estimate and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2007, the Company had net capital of $1,701,720 which exceeds its minimum requirement by $1,693,896 for the year ended December 31, 2007.

NOTE 3 - Investments

The following is a summary of the Company's available for sale securities as of December 31, 2007:

	Amortized Cost	Gross Unrealized Gain	Fair Value
Equities	$586,232	$1,400,956	$1,987,188

NOTE 4 - Related Party Transactions

Loans receivable

The Company advanced $2,005,000 to Harmon Investments, LLC, an affiliated company owned 100% by the sole member of the Company. During 2007, Harmon Investments, LLC repaid $600,000 leaving a balance on December 31, 2007 of $1,405,000. The receivable is non interest bearing and the loan is due on December 31, 2008.

Caravel Management

The Company shares its office space with Caravel Management, an investment company managed and owned by the sole member of the Company. For the year ended December 31, 2007, Caravel Management reimbursed the Company approximately $1,014,000 for salaries, $48,000 for rent, $115,000 for legal and $80,000 for other shared office services and travel.

JER Partners

The Company shares the office with JER Partners (JER), a company, through September of 2007, one of the partners was a family member of the sole member of the Company. During 2007 the Company invoiced JER approximately $1,078,000 in consulting fees, $268,000 for shared Rent, and $70,000 for office and travel related services. As of December 31, 2007, JER owed the Company $51,190.

Letter of credit obligation under office lease

On January 8, 2002, the Company entered into an office lease requiring a $245,000 letter of credit as a security deposit. The sole member deposited $245,000 in an account in the sole member's name and the Bank issued a letter to the lessor on the Company's behalf. The account presently has a balance of $251,714.

HARMON & CO., LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - Property and Equipment

Property and equipment consists of the following at December 31, 2007:

Airplane	$ 1,018,750
Office Equipment	32,423
Computer Software	1,448
Furniture and Fixtures	198,073
Leasehold Improvements	92,090
Artwork	11,672
	1,354,456
Less: accumulated depreciation and amortization	(304,090)
Property and equipment, net	$ 1,050,366

NOTE 6 - Concentrations of Credit Risks

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains its cash balances in accounts, which may at times exceed federally insured limits. The Company limits its credit risk by selecting financial institutions considered to be highly creditworthy.

The Company is engaged in various investment and investment advisory activities in which counterparties primarily include banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2007, three customers made up approximately 52%, 24% and 18% respectively of the companies revenues. These customers represent 56%, 17% and 0% respectively of the December 31, 2007 accounts receivable balance.

NOTE 7 - Commitments and Contingencies

Operating Lease

The Company leases office space under an operating lease 888 7th Avenue LLC, which expires on January 31, 2012. The Company entered into two sub-lease agreements. The sub-lease terms run concurrent with the Company lease.

Aggregate future minimum annual rental payments and sub rental income, under lease agreements are as follows:

	Gross Rent	Sub Lease Income	Net Rent
2008	555,244	312,000	243,244
2009	561,981	312,000	249,981
2010	568,758	312,000	256,758
2011	575,643	312,000	263,643
2012	48,018	26,000	22,018
	$ 2,309,644	$ 1,274,000	$ 1,035,644

Rent expense for December 31, 2007 amounted to approximately $557,000. Rental income from sublets for December 31, 2007 amounted to $318,000.

HARMON & CO., LLC

SUPPLEMENTARY INFORMATION REQUIRED BY

RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

HARMON & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

NET CAPITAL		
Total member's equity	$	6,577,696
DEDUCTIONS		
Non allowable assets		4,838,913
Haircuts		37,141
NET CAPITAL		1,701,642
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENTS		
Minimum net capital required 6 2/3 % of aggregate indebtedness	$	7,884
Minimum dollar net capital requirement of reporting broker dealer		5,000
Net Capital requirement		7,884
EXCESS NET CAPITAL		1,693,758
EXCESS NET CAPITAL AT 1,000 PERCENT	$	1,689,817
COMPUTATION AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	118,256
COMPUTATION OF MINIMUM NET CAPITAL REQUIRED		
Total aggregate indebtedness	$	118,256
Total aggregate indebtedness in the statement of financial condition - total liabilities		.06 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007)		
NET CAPITAL	$	1,816,069
Audit adjustment - accrued expenses		(23,353)
Income tax accrual		(34,766)
Deferred taxes of comprehensive income		(56,308)
NET CAPITAL PER ABOVE	$	1,701,642

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Schedule II

The Company claims exemption from the requirements of rule 15c3-3 under section (k)(2)(i) of the Rule

HARMON & CO., LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Schedule III

The Company claims exemption from the requirements of rule 15c3-3 under section (k)(2)(i) of the Rule

TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Sole Member of
Harmon & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Harmon & Co., LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanton and Company LLP

New York, New York,
February 26, 2008

END